Filed by Perrigo Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Agis Industries (1983) Ltd.
Commission File No.: 132-02286

The following is a transcript of a teleconference and webcast held on November 15, 2004 by representatives of Perrigo Company and Agis Industries (1983) Ltd. with members of the financial analyst community and the public.

GOLDMAN SACHS & COMPANY

Moderator: Doug Schrank
November 15, 2004
8:00 a.m. CT

Operator: Good morning, everyone, and welcome to this conference call presentation for Perrigo Company and Agis Industries. This call is being recorded. If you would like to ask a question during today’s presentation, please press the star key followed by the digit one on your touch-tone telephone.

We ask that you limit yourself to one question and one follow-up question. At this time I would like to turn the conference over to Mr. Doug Schrank, Chief Financial Officer of Perrigo Company. Doug, please go ahead.

Doug Schrank: Thanks, Cynthia. And thank each of you for joining us on such short notice. We appreciate your interest in Perrigo, and in learning more about this unique acquisition with Agis Industries. First let me discuss what the SEC Safe Harbor language. This conference includes our views of other businesses going, we will make forward-looking statements we believe to be reasonable, but we can give no assurance that those statements will prove to be correct.

We have prepared a detailed discussion of the many factors we believe may have a material effect on our business on an ongoing basis, and have included this discussion on pages 27 to 33 on our Form 10-K for the year ended June 26th, 2004. Now I would like to introduce to the call David Gibbons, Chairman, President, and Chief Executive Officer of Perrigo. Dave?

David Gibbons: Thanks, Doug. This morning we announced the definitive agreement to join two leading companies in healthcare, Perrigo and Agis Industries. This combination brings us talent, technology, and exciting new growth opportunities. We’re putting together the best of consumer healthcare and the best of pharmaceuticals.

I’m proud to have with me this morning, Mori Arkin, Chairman of Agis; and Doug Schrank, Perrigo’s Chief Financial Officer. Also in the room is Refael Lebel, the President of Agis, who along with the rest of us will be available to answer your questions. We will walk you through a detailed description of the transaction, and the benefits we see, and then we will take your questions.

If you have not seen a copy of the press release, it is available on our Web site at www.perrigo.com. It’s hard to imagine a more complimentary combination of companies in our industry. This transaction joins Perrigo’s leadership in store brand OTC pharmaceutical and nutritional products, and our outstanding customer relationships and distribution network, with Agis’ strong position in topical generics, and their growing EPI business.

Together, we will have these enhanced strengths, plus excellent R&D, and an experienced global management team. The combination joins two companies with track records of growth. Both companies have consistently grown at the top and bottom line.

On a standalone basis, both Perrigo and Agis have grown at a strong pace. Perrigo’s operating income has grown at 41 percent compound growth rate over the past four years, while Agis has grown at 33 percent, and on a pro forma combined basis, the growth rate is 39 percent.

This growth in our operations has driven significant shareholder value for both companies’ shareholders. And the benefits to shareholders of both companies have been measurable. Since May 2000, both Perrigo’s and Agis’ market caps have more than tripled.

Looking at a summary of the offer, Agis shareholders will receive .8011 Perrigo shares, and $14.93 in cash for each Agis share they currently own. At our closing price on Friday, this represents an offer price of $20 million and 87 cents, a 21.4 percent premium to Agis’ closing price in the Tel Aviv Stock Exchange last night. The total transaction is valued at $818 million, and Agis shareholders will own 23 percent of the combined density following completion of the transaction.

The new company will keep the Perrigo name, and remain headquartered in Allegan, Michigan. Our stock will be listed both on NASDAQ and in Tel Aviv. We will expand the board to 11 seats with Mori Arkin joining the board as Vice Chairman, and having the right to nominate one additional director. He will also have the right to nominate one more director upon the next vacancy.

The transaction is subject to the shareholder approval of both companies, and also the customary regulatory approvals. We expect the transaction to close during the second calendar quarter of 2005. At this point, it’s my pleasure to turn this over to Mori Arkin.

Mori Arkin: Thank you, Dave. It is a pleasure to be here with you today. I know that I speak on behalf of everyone on the Agis team as we are excited about this transaction, and looking forward to working with you and the entire Perrigo organization.

In the recent (stock), both managements have spent regular time working together, both here in the United States, and in Israel, and we have discovered breakthrough (liabilities) in our companies and in our culture. We have found that our businesses complement one another very well.

We both share a rich heritage of commitment to quality, a commitment to our employees and customers. I am confident that the integration of these companies will be smooth. For those of you just learning about Agis, let me tell you that we were founded in 1961 by my late father. I have been running the company since 1972.

Agis develops, manufactures and markets, genetic pharmaceuticals, (active) pharmaceutical ingredients and other dermatological products, and consumer products. We are a publicly traded company on the Tel Aviv Stock Exchange, and are the second largest pharmaceutical company based in Israel.

We’re also a global company. In addition to our extensive operations in Israel, we have manufacturing clients in both the United States and in Germany, and we sell our products in 26 countries around the world. As you can see on slide nine, we have a strong business portfolio. Our (global) facility in New York, for example, manufactures generic prescription drug, and OTC pharmaceuticals for the United States market.

We have also a global API business, which focuses on developing and manufacturing, specialized and higher margin (in each) pharmaceutical compound. And finally we have a pharmaceutical and consumer businesses in Israel.

We take particular pride in our R&D capabilities. Over the past four years, we have invested over $100 million in research and development. Our research professionals have established a rich pipeline. It is this pipeline that is in the heart of our company, and will be a key ingredient of the future growth of our combined company.

The diversity of our portfolio is highlighted on slide 10. It is clear to see here why our business mix is (important to) Perrigo. Agis told me, as it has told all of you, that their risk strategy is to grow in generic pharmaceuticals. We both believe that if you are in that business, it is a competitive advantage to be a player the API area, and have the option of (pat) integration when it makes sense.

Now you can see that there is an excellent strategic feat between Perrigo and those two parts of our business. In addition, it is a good strategic feat in the OTC area where we see significant opportunity to sell our highly complementary product through Perrigo’s established sales infrastructure.

In summary, I believe this combination (proceeds) many of our previously stated strategic goals. This combination with Perrigo allows Agis to accelerate in generics and API, and leverage Perrigo’s (OTC) abilities to grow our OTC franchise. This is – this is the combination that we believe will provide a great shareholder value for all our shareholders, and we look confidently to the future as part of a combined Perrigo. Thank you. Dave.

David Gibbons: Thanks, Mori. And for those of you who are not familiar with Perrigo, Perrigo is the store brand, over-the-counter market leader. We have 65 percent market share today, and in fact Perrigo invented the category back in the 1980s. We supply many of the leading retailers, people like Wal-Mart, CVS, Kroger, et cetera, in the food, drug, and mass channels.

We’re the world’s largest manufacturer of store brand healthcare products. We have a very strong U.S. presence, in fact there’s a good chance our products are in your medicine cabinet in several places, but you probably don’t even know it because our name is not on our products.

As many of you already know, those who have followed us, our stated strategy since 2003 has been to enter the generic marketplace. It’s a logical extension of our existing business. Generics over the past five years have been growing at 10 percent or more per year average.

This is a great opportunity for us to leverage our core capabilities in a category that is growing at a faster rate than Perrigo’s existing categories. And we can leverage those R&D capabilities, we can leverage our low-cost manufacturing, and mass customize packaging expertise. We can leverage our strong retailer relationships, and pull it together to drive growth in the years to come.

I personally spent a great deal of time with Mori and Refael, as Mori and Refael have spent a good bit of time lately with me and my team. This is the launch into generics that we have been looking for and talking about, and the API business is a wonderful compliment to it.

You can see, as we do, how putting these two companies together makes excellent strategic sense, and positions us well to grow in the future. You heard me just talk about how important generics is to our strategy. You see on this slide, Agis also brings huge benefits through their presence in API, OTC portfolios, and differentiated pharma technologies.

The new company will be a unique and powerful combination. It gives us a generics platform with a broad (capital) portfolio, and really jump-starts Perrigo’s entry into generics.

Gives us an API business with specialized capabilities, and opportunities for back integration where appropriate. Gives us a complimentary OTC portfolio without much overlap. Gives us a very strong global management team, one of the most important things to us in this deal as well. Gives us synergy opportunities, and it gives us strong financials right out of the gate.

We get a generics platform with a broad topical portfolio that accelerates Perrigo’s current strategy for generics entry, with a strong position in topical generics through Clay-Park, Agis’ U.S. subsidiary. The combined company has 36 marketed generic Rx products, with over $100 million in sales, 17 (Andes) approved by FDA in the last three years, and three approved EU registration in the last three years.

And as we look to the future, we see an expanding product line with 12 (Andes) pending with the FDA, and 35 products under development. It’s also important to us to look at the API business that is coming together in this transaction.

It gives us the ability to focus on complex to develop and manufacture compounds, to make strategic R&D investments, as have been made in the past number of years by the Agis team. We get a terrific intellectual property portfolio, manufacturing facilities that meet all FDA and EU requirements, vertical integration opportunities in API, as well as a global customer base for API, which is also very important to us on a continuing basis.

The complimentary OTC portfolio, as I mentioned before, has limited overlap, and will give us a terrific opportunity to leverage Agis’ product portfolio through Perrigo’s infrastructure, and from Perrigo’s standpoint to leverage Agis’ creams and ointments expertise to help us develop new products.

This just gives you an example of the extensive dosage form technologies that are available to the two companies as we come together. And finally, we’re certainly pleased that we – that we put together such a great strong global management team.

We’re pleased that the Agis team is every bit as excited as the Perrigo team about this combination, and is every bit as committed to driving growth to the future as the Perrigo team is, and we really look forward to pulling this team together over the next few months, finishing with the integration process, and then really driving growth – the growth opportunities which we see in this combined company. At this point, I’d like to turn this discussion over to Doug Schrank, our CFO, and he is going to go through the financials, starting with a look at synergy opportunities.

Doug Schrank: Thanks, Dave. We have identified several areas where we will be able to generate synergies. On the cost savings side, we are planning to consolidate our distribution networks in the U.S.A. We also believe there will be benefits from having our two R&D organizations work together, and also from increasing efficiencies in the combined companies’ manufacturing facilities.

In addition to cost savings, we see good opportunity to enhance our combined revenue, primarily through leveraging Perrigo’s infrastructure and customer relationships to drive increased performance from Agis’ generic and OTC product portfolio.

We also believe our unique capabilities in Rx to OTC switching will provide huge opportunities over the medium and longer term. What is more, we believe that Agis will provide a solid platform to gain access to the European market.

Now let’s look at the pro forma combined financial results. Combining these two companies also has a benefit of creating a powerful organization from a financial standpoint. The combined Perrigo and Agis would have historical sales of 1.3 billion, over 400 million of gross profit, and almost $200 million of EBITDA. What is more, the combined company will also have strong pro forma margins.

In terms of financing the acquisition, the total cash consideration would be about $409 million. We expect that by the time the transaction closes, Perrigo will have around 200 million of cash on its balance sheet. We intend to use this to partially finance the acquisition, and the balance of the cash that’s required will be financed using bank debt. We also intend to put a revolving credit facility in place to fund any seasonal, working capital requirements.

We expect that Agis will have approximately $15 million of net debt on its balance sheet at closing, and we will assume this. But also expect to be able to pay down a significant amount of the new debt in the combined company due to strong cash flows that will be generated.

With regard to the impact on Perrigo’s earnings per share, excluding synergies, we expect the transaction to be neutral to Perrigo’s GAAP earnings per share for the fiscal year ending June 2006, and accretive thereafter. With even modest synergies, we expect the transaction to be accretive in 2006.

Excluding the non-cash charges creating by this – created by this type of combination, mainly intangible amortization, the transaction is accretive to earnings per share – cash earnings per share immediately, again excluding the positive impact of the synergies. Now let me turn it back over to Dave.

David Gibbons: Thanks, Doug. This is truly a very powerful combination. It’s based on the growth that we can create together, not on synergies and cost cutting. The transaction will immediately establish Perrigo as a true generic company, while adding to the strength we currently have in over-the-counter and nutritional businesses.

Mori, I and our management teams have spent considerable time here in the U.S. and in Israel. We’re convinced there’s no better combination of two companies, and we look forward to a very bright future. Thank you all very much. And at this point we will open it up for questions.

Operator: I would like to remind everyone, if you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone. Again if you would like to ask a question, please press star one. And we will pause for just a moment to give everyone an opportunity to signal. We will take our first question from Derek Leckow with Barrington Research. Please go ahead, sir.

Derek Leckow: Thank you. Good morning, and congratulations on reaching this important milestone in your long-term growth strategy. My first question deals with the excess manufacturing capacity that you currently have, can you talk a little bit about your opportunities to combine some manufacturing facilities perhaps?

David Gibbons: This is – this is Dave Gibbons. And what we really see with this is an opportunity to drive the growth. And as we said, we’re not looking – the rationale behind the deal is the synergies we can generate to drive that growth, not cost cutting synergies.

So we are not coming out of the gate in any way coming out with the expectation of closing facilities. We see opportunities for bringing some of Perrigo’s manufacturing and packaging expertise and optimizing Agis’ manufacturing facilities in the U.S. We also see opportunities with the distribution network for getting cost savings. So certainly opportunities there, but that is not the driver behind this deal. We see this as a terrific growth vehicle.

Derek Leckow: OK, so it sounds like you’re going to be leveraging your existing distribution, which – or your existing manufacturing, which had been a key part of your strategy to – all along. As it relates to bringing products into the U.S. market, can you discuss any key product lines that you might be able to enhance on the distribution side?

David Gibbons: I would – I’ll comment, just the fact that – we’ve been talking for a while now about the opportunity for Perrigo to expand into the generic space. And we have also for more than a year now said that we were going to be actively looking for the right opportunity in generics, and that’s what this is all about.

We have just jump-started our generic prescription drug business in a very big way with this combination. In fact I turn it over maybe to Mori for a couple of minutes, and let Mori tell you about their generics business, which will be combining with Perrigo.

Mori Arkin: Thank you, Dave. First of all I would like to highlight that the nature of Agis is we are providing Perrigo with, that other than $400 million in sales, $200 million in the United States. So – and just out of 65 percent of business is going to national.

So $200 million we are now providing Perrigo is divided into API business. Into – and generic – finished product generics, mainly the topical field. Now in the topical field we are one of the three leading providers in the United States, along side with (Carro), and (Peugotana). We’re very – a large part of our R&D effort has been directed toward the topical area.

The topical area is very difficult to manufacture, and to formulate, and difficult to show (bio-equivalents) area in the generic field. So typically it is not very competitive, and because a lot of barriers to entry, both in the manufacturing side, the regulatory side, and then clinical (bio-equivalents), et cetera, et cetera. Now the field of – the field of topicals is an expanding field.

The main – the core business is dermatological products, where as we said we are one of the leading companies. But we explained this topical field to other areas, such as – again everyone difficult in its own way –suppositories, nasal sprays, (foam) technology. We are going to be, I guess, the leading player of generics in this – in new topical area of product – dermatological products that are developed and formulated in (foam) technology.

Thanks to our topical infrastructure, we have developed a very state of the art (foam) business that we have combined – will compete, as we are guess – pioneered generic in the field of the (foam) technology. That is another very important area, this is (transdermal) hormone delivery system.

You see today a switch in hormone therapy from patches to (transhormonal) gels that are becoming more and more important, both for treatment of hormone replacement therapy in females and men – and males. We have a very large portfolio of sophisticated products that will compete in this difficult to develop (transdermal) business.

So all together we’ll be providing Perrigo a comprehensive expertise and product lines, and product launches, and consistent product launches in the next year in this expanded topical field. In addition to that, the option to make back integrations for the API, and specialized (Solidose foam)s that we are today selling in Europe, and we will now sell through Perrigo also in the United States.

Operator: We will take our next question from Joe Norton with Banc of America Securities. Please go ahead.

Joe Norton: Yes, good morning, everyone.

Male: Hey, Joe.

Male: Morning.

Male: Morning.

Joe Norton: Can you – can you give me a little bit more – I’m a – I’m a little unclear on what you’re saying about the accretion in the various years, and whether that’s before or after the charges. Can you just try to clear that up a little bit, Doug?

Doug Schrank: Yes, Joe. Let’s – we expect this to close in our fourth quarter of fiscal 2005, so the second quarter of calendar 2005. The first full year after that, 2006, which would be ending in June of 2006, we would expect this transaction to be relatively neutral on a GAAP EPS basis without including any synergies.

Joe Norton: OK.

Doug Schrank: If you added the synergies in, we think it would be slightly accretive. And if you go to the cash basis, and you know that’s where I’d rather go ...

Joe Norton: Right.

Doug Schrank: ... it is definitely accretive without synergies in the first year. The intangibles that you end up creating in this transaction are sizeable, and they deduct from GAAP, but obviously on a cash basis would be very strong.

Joe Norton: OK. And you – but you can’t quantify what those would be at this point?

Doug Schrank: At this point, we have – we’re in the process of looking at those, we have an idea of the range. And as we need to work together with the Agis people to really fine tune that before we’d really go to market with a – with a number. But there’s many questions because these are complicated products, they’re very – they’re obviously generic topical products, and we need their assistance to help us define those numbers.

Joe Norton: OK. And is this the kind of thing where this is – this is going to be a – is this like an inventory write-up, or something related to the goodwill that just kind of goes away in a couple of quarters? Or what exactly are we – you know, what’s the timeframe of the intangibles ...

Doug Schrank: Well in this ...

Joe Norton: ... being written off?

Doug Schrank: Well in this sort of an acquisition, you have the normal things that you would have in a consumer products acquisition where you would write up inventory. But also in this one you have a pipeline of products that have not yet been approved by the FDA, which go on the books as intangibles rather than goodwill. And those products would be written off over the expected life of those products, which is typically 15 years on average, you could use that as a – as a typical number.

And we’re in the process of putting together an integration team working hand in hand members of the Agis team, members of Perrigo to really understand those kinds of processes or amounts as we develop the integration plan to really combine these businesses once we close, and really hit the floor running at the closing date. So all of this is sort of tied up in the integration planning that we have to do.

Joe Norton: OK. And then in terms of synergies and integration, is it too soon to really have a timeline laid out for that? Or is that something you’re going to set over the next, you know, six, seven months? I mean...

Doug Schrank: I would say that we’re starting on the integration planning. We’ve got people identified, we have some of the key milestones identified. This transaction would close somewhere between the end of March and the end of April, just depending on the (S4) process. So we will be working very hard in that timeframe to have a very clear process going forward once it closes.

Joe Norton: OK. Good, thanks, that’s all I’ve got right now.

Operator: We will take our next question from Linda Bolton-Weiser with Oppenheimer. Please go ahead.

Linda Bolton-Weiser: Thanks. Can I ask this of Mr. Arkin why he is selling out, and what this – what does his company sort of get from Perrigo strategically? And also, what does this mean for your other agreements with Bentley Pharmaceuticals and with the other development that you have going on with another third party company?

Mori Arkin: Well the decision to look for a merger candidate in the United States has been the product of our strategic plan formulated a few years ago when we identified that the main market that we would like to concentrate is the American market. We felt that we would be able to provide very important product for sale in the American market where we made the plan two years ago.

But we also at that time forecasted that the consolidation trend that will take place in the American market, it will be right for the company to assure critical mass, and – at all times to join with a stronger player in the American market in order to combine the bigger companies. That was the cornerstone of our strategy through the last five years.

And when – the idea was to reach a certain size which is approximately the size that we’ve reached today, and then try to actually look for a partner. And when we singled out the most appropriate partners, and most competitive partners with us, Perrigo was singled out as one of those most competitive companies.

One because of their interests into the pharmaceutical generic prescription product, plus the fact that we have a strong and growing topical OTC line, so naturally we started to look for the company that could extract value and synergy from that part of the business to hear the (complementarity) of not only our prescription product strategy, but also our topical (strong) – and OTC made Perrigo particularly attractive partner.

Male: And the other part of your question was about Bentley, another agreement, there will be no change that I foresee in any of that work. We will continue with that, as you know, in the generics industry there’s a lot of companies that do work together, and as we continue to move down the path of becoming a larger generic prescription drug company in the years to come, we would – we would continue also to get part of our growth from those types of agreements.

Linda Bolton-Weiser: OK. Thanks a lot.

Male: Thanks, Linda.

Operator: We will take our next question from Doug Lane with Avondale Partners. Please go ahead.

Doug Lane: Thank you. Good morning. Those (things that) – (know) – what do you see would be the impact, if any, of your existing relations with other suppliers, like (Andrex) or Teva, now that you’re fully in the generic drug business?

Male: I will – Doug, I don’t think it’s going to have any negative impact at all. Companies in this – in the generics arena both work with each other and compete with each other many, many different times on many different products.

I would – I would also point out that while we will continue the work that we are doing in the – some of the agreements we have in (Solidose) and products like that, we – we’re also – keep in mind, we’re really focused with this acquisition in an entry position coming in with a platform that’s based on the topical area, which doesn’t have as much direct competition with many of these other players.

And the other thing I would point out is that today Teva is a customer and supplier of Agis already, and Perrigo also works with Teva, and both Perrigo and Agis have good relations with Teva, and other generic pharmaceutical companies.

Doug Lane: OK, that makes sense. And just not being familiar with Agis, of the $200 million that they do in the U.S., how much of that is generic, and how much of that is OTC?

Mori Arkin: There are three factors, if you will. There’s the API business.

Doug Lane: Right.

Mori Arkin: And there is the finished product business. Within the API sales in the United States, about $40 million, this is to third parties. The Rx generics is about 100 million, and their OTCs between 60 or 70 million.

Doug Lane: Is there any overlap on the OTC as it stands today?

Mori Arkin: Also that’s part of the beauty I guess that there is very little overlap, because Agis specializes in the topical area of OTC like first aid and similar products, which is I guess the only part of the

OTC product line that Perrigo is not present in its typical strengths in the marketplace. So joining these two businesses will be almost highly complimentary, and will make the line of – the offer by Perrigo in the OTC business as complete as possible.

Doug Lane: Makes sense. OK, thank you.

Operator: We will take our next question from David Maris with Banc of America Securities. Please go ahead.

David Maris: Good morning. Two questions, first one of your – for Perrigo, one of your core strengths is the custom packaging. How do you think this will play a role in the generics area going forward? And then separately, for either party, what’s the status of the trade discussions of the U.S. and Israel?

And what do you think the potential for Israel to be on the U.S. TR priority watch list when that becomes public in April of next year? And do you think that Israel will implement five-year data exclusivity for filings in Israel?

Male: I’ll take the first part of that, David. I think there’s a tremendous opportunity for Perrigo and for the combined new company with custom packaging. Perrigo has both the store brand over the counter franchise on its capability to do a very good job of running lots of different products, very – you know, moving them along through our line, and changing over in packaging, customizing that packaging customer by customer.

We see lots of opportunities in the generic prescription drug space to bring our custom packaging capabilities to bear. On generic Rx I think there’s going to be even more opportunities as we look at the aging population.

And the fact that by some estimates probably 80 to 90 percent of prescription products, pills that are picked up at the pharmacy go unused because the consumer – the patient does not take the pills when they’re supposed to. I think that Perrigo has some great opportunities for customized packaging here. For the other part of your question, I’ll toss that over to Mori.

Mori Arkin: Well regarding the risk of – the threat of the watch list, and intellectual property aspects, I think that is – and I can speak for the pharmaceutical part where I’m more informed, the Israeli government is totally committed to resolve all intellectual property issues, and to establish in Israel intellectual IP protection that is comparable to Europe and United States, I would say slightly better from Canada and other markets.

In five years – the government has already agreed in principle to establish a five-year exclusivity period to extend (patents) along the same lines. Now there are some differences between what the Israeli administration (says), and possibly some elements in the American system.

But (I tend to think) – to say, and from good knowledge, that the differences are small and frankly speaking exaggerated and amplified more by the big pharma than by people in the administration. So I think the gap today between the intellectual property policy of Israel and United States is very small, and will be definitely resolved within the next month.

David Maris: But you don’t see – if it is implemented as you think it will be with five years, that it would have any change to your business process, or for that matter for the other Israeli generic company, Teva?

Mori Arkin: No, the five-year exclusivity, which is reasonable, affects mainly the ability of local, generic Israeli companies to enter the market for products that are not (patent) protected in a very short time after the launch of the brand.

This is basically not a big factor at all because most products have a patent that outlives the five-year protection, outlives the five years exclusivity period. But from our perspective, our company has not been engaged in this type of generic exclusivity, and also the effect of these changes for our business – particular business is completely negligible.

David Maris: Thank you very much.

Operator: We will take our next question from Keith Markey with Value Line. Please go ahead.

Keith Markey: Hi, thank you for taking my question. Actually I have a couple. You broke down U.S. sales of the – of Agis’ business. And I was wondering if you could do that on a worldwide basis firstly. And secondly, I was just sort of penciling in the impact of the deal on your balance sheet, and I was wondering if these numbers made sense, roughly 225 to 250 in debt, and maybe 775 million in equity at about the time shortly after closing?

Male: Keith, let me take the last part of that question first. When we look at the amount of money we have to borrow, the 225 to 250 is right in the ballpark. That – when you combine that with the cash of 200 million that’s on our balance sheet, and the net debt that’s on Agis’ balance sheet, that’s approximately where we’re going to end up.

As it relates to shareholders equity, you have to remember that we have in process R&D in this – in this transaction, and that number ranges from about 100 and – what is it, 120 million to $240 million. When that number is solidified, and we will do that as we move forward on our integration process, that gets written off at the point of the combination. So that will reduce our shareholders equity. But other than that, your numbers are appropriate. And the in process R&D is not 120 to 250, it’s really 250 to 300.

Keith Markey: OK, great. Thank you.

Mori Arkin: Regarding the breakdown of sales worldwide, it looks like 200 million (is on) the United States. Between 60 to 70 million – additional 60 to 70 million are in the rest of the world, primarily in Europe, and within Europe, mainly Germany and the U.K. The rest – remainder of about $130 million is domestic business, which is again divided more or less 50/50 between consumer products and OTC on the one side, and prescription products on the other side.

Operator: We’ll take our next question from Andrea Bici with Schroeders. Please go ahead.

Andrea Bici: Hi. Two questions, first have you thought of denominating the debt to acquire this transaction in Israel? And can you explain how you’ll handle maybe your kind of injecting some, you know, foreign currency exposure into your business?

Secondly, in reviewing acquisitions, how many Indian companies did you review and did you do due diligence on before you arrived at the decision on Agis? And then finally, I called you about this last week, now I know why I hadn’t got a call back. Can you address this – your – maybe your vitamin business and this whole controversy surrounding Vitamin E and your exposure to that?

Male: I’ll answer a couple of parts of that, Andrea. In terms of Indian companies, there are a lot of Indian companies that are in the generic space, and looking to expand into the U.S. market. While we have had some discussions with Indian companies as we look at the possibilities of partnering or aligning ourselves in any number of different ways with those companies, we have gone and talked to some of those companies.

But in terms of due diligence, the company that we selected to work on due diligence with was Agis for many of the reasons we talked about, we look at the fact that it is neutral, and even with modest synergies it will be accretive.

It gives us a great growth opportunity with the platform into generics that it gives us. So we had a pretty – I won’t say easy task because you always look very carefully at all the opportunities. But we certainly did not get anywhere down the road like this with any of the Indian companies.

And then you had a question on Vitamin E. And Vitamin E is not – is not a major product in our line, it does show up, we do sell Vitamin E, we do have products with Vitamin E that are in combination with other products. But it is not material at all to our line, it will be a bigger part of many other vitamin supplier’s lines than it is to Perrigo.

Andrea Bici: Great, thanks.

Male: And, Andrea, let me answer the debt question. We will likely finance this transaction with U.S. debt, obviously the most important thing in that transaction is the cost of that debt, and the U.S. market’s probably one of the most efficient in the world. So that is probably where we would go to actually incur the debt.

As it relates to foreign currency exposure, we would handle that just like we do today. We have operations in both the U.K. and in Mexico, we have the exposure there with currencies that actually are going the – going different ways at this point in time. We would manage – we would look at the exposure in Israel, and would manage that in a – in a similar fashion. And that is pretty generally how we think this will fall out over time.

Andrea Bici: OK, thanks.

Operator: We will take our next question from Michael Klahr with UBS. Please go ahead.

Michael Klahr: I caught – my question was regarding the fine, and you’ve already answered that. Thank you.

Operator: We will go next to Craig Naude with Shorewater Limited. Please go ahead.

Craig Naude: Thank you very much. Good morning, folks. Can I just ask you quickly, with regard to the potential for review by the various regulatory authorities that you may have to consider, I presume you’ll be putting in an (HSR) application relatively soon.

Can I just ask though whether there’s likely to be any complications arising at the office of the chief scientist in Israel? That’s the first question. Then secondly, could you just clarify for me, am I right in thinking that there is no actual financing condition in the merger agreement? Thanks.

Doug Schrank: Craig, this is – this is Doug. There is no financing condition – I can’t tell you for sure what’s in that agreement. I mean the agreement will be filed shortly, and you’ll be able to look up – that up. But if you look at the strong balance sheets that both Agis has and Perrigo has, this transaction will not be difficult to finance at all. We have $200 million of cash on the balance sheet by the time this closes, we only need 400 plus to make that happen. So financing really is not an issue in this transaction.

Craig Naude: Yes.

Doug Schrank: As it relates to the chief scientist in Israel – and I’ll let Mori correct me here as I answer it. But that was a great significance as we looked at the transaction because of the very many of those that Agis has been – or Agis has been able to – or get into their portfolio. It obviously has a – the ability to reduce their tax rate, we believe that all of that will be transferable upon closing, as long as we continue to follow the tenures of those agreements, which we would intend to do.

Craig Naude: OK, thanks very much, gentlemen. Good luck.

Operator: We will take our next question from Amit Yonay with ING Financial Markets. Please go ahead.

Amit Yonay: Hi, congratulations on this deal. Can you just elaborate a little bit more regarding the procedures needed to actually close the deal? I mean in terms of what kind of shareholder approval you need to get it through, a little bit more about the regulatory issues. And if you see any obstacles on the way. Thank you.

Doug Schrank: Yes, Amit, this is Doug again. From a shareholder perspective, this is – this will require a vote by both sets of shareholders, both Agis and Perrigo. We will be putting together the appropriate SEC and – or (S4) – or documents in the U.S., there’s a similar sort of document that’s required in Israel, and it’s just a process that we’ll move down the path.

As it relates to regulatory, remember this is a very complimentary transaction. There’s very little overlap of business between Agis and Perrigo as it relates to product portfolios. So I don’t believe that the regulatory process will be substantial at all, and it just takes time to get through Hart-Scott-Rodino, but we don’t see any problems with that.

Amit Yonay: OK, just I guess one more follow-up regarding just a little bit more elaboration on the actual vote of shareholders. How much do you need from both companies to actually approve it? Thanks.

Doug Schrank: I would have to admit, I’m not a lawyer. I know in the U.S. that it requires a vote of the majority. I believe in Israel it requires a vote – a different kind of vote because of the fact that Mori has significant ownership.

He has about 46 percent ownership, so I – as I understand it – and I would much rather have the lawyers answer that, and we don’t have it in the room, but we believe it’s about 75 percent, including the shares of Mori Arkin.

Amit Yonay: Thank you very much. Good luck.

Doug Schrank: Thank you.

Male: Thank you.

Operator: We will take our next question from Duane Kennemore with First Capital Alliance. Please go ahead.

Duane Kennemore: Gentlemen, congratulations on the – on the transaction. I’m sure it will work out well.

I just had a quick question. In terms of the, you know, background of how this transaction came together, what was the process by which Agis, you know, shopped itself around and ultimately found Perrigo as the best partner going forward?

David Gibbons: This is Dave Gibbons. We felt we found Agis. We have said – we said oh probably almost a year and a half ago now, we had said that we wanted to enter the generic prescription drug business, and that we would have a three-prong strategy.

We would develop our own business internally, we would partner with – partner with others, and very importantly we said we would – we would look for the right acquisition partner. We have carefully been looking at possible acquisition partners as we have spent the last year and a half following this strategy.

And the reason for that strategy was that we see OTC and vitamin nutrition growth in the low single-digit range. And we have seen generic prescription drug growth in the 10 percent or more range, and even if you look at some estimates lately saying, oh it might slow down to seven percent, that still looks good to a company that’s been actually quite successful in a market environment of only one or two percent market growth.

So that’s what had us interested in generics. And we thought Agis was a terrific fit with us, so we started talking to them in the recent past, and as we have been over to Israel and they have spent time with us here in the U.S., we have become very comfortable with Agis as a partner for the future with Perrigo. And that’s really how it’s come about from our side.

Duane Kennemore: And from the Agis side?

Mori Arkin: On the Agis side, Agis a few ago, when we were – well let’s say the beginning of the (decays) when we have – like 10 years ago, when we had started to build our – systematically our international business, we first of all decided to focus on the American market.

And then we figured that we will reach a certain size, and a certain – and an attractive portfolio, the next step would be then to team up with a stronger American company in order to ensure critical mass and the – and the platform for further growth in the future.

So the – this stage has arrived more or less as planned in the last year or so. And we are have been systematically surveying, first of all, the American partners in order to single out those partners where the compatibility will be optimal.

And among these companies, Perrigo was one very high on the list because of the fact that in addition to their production and operation strengths in the pharmaceutical business, and the – and in the OTC business, and their commitment to enter the pharmaceutical business, and their – they had also this complimentary unique situation also now private labels for the topical business, which was unique to Perrigo.

So we felt – we felt our investment bankers that rather than offering ourselves to everyone, we would limit ourselves only to those companies that we felt (a priori) that (are) a good strategic (feat). And we approached and they approached a selected number, in fact three companies out of which we also singled out, Perrigo is the most compatible partner.

Duane Kennemore: OK. Thank you, gentlemen. And congratulations again. I have just one last quick question.

Male: This will – this will have to be the last question, so we’ll take this follow-up, but then we can’t take any more questions, we are out of time. So if it’s a quick question, go ahead.

Duane Kennemore: All right, it’s a very quick one. You know, I know the merger agreement will be filed in coming days. But what kinds of breakout provisions are there that secure the deal?

Male: We feel very secure about the deal, but there is a $25 million break-up fee.

Duane Kennemore: OK, thank you, sir. And good luck again.

Male: OK, thank you all.

Male: Thank you.

Mori Arkin: Thank you.

Operator: Ladies and gentlemen, this will conclude today’s conference call. We thank you for your participation and you may disconnect at this time.

END

Additional Information and Where You Can Find It

Perrigo intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Perrigo with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by Perrigo at www.perrigo.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.

Agis and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.